

Rule 12g3-2(b) File Number: ~~82-5237~~

82-34629

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

February 2, 2005



Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington D.C., 20549

Re: Rule 12g3-2(b) Exemption – File Number ~~82-5237~~
Zhejiang Expressway Co., Ltd. (the "Company")

Dear Sir or Madam,

We are exempt from Section 12(g) of the Securities Exchange Act of 1934 pursuant to Rule 12g3-2(b) there under. Our file number is 82-5237.

According to Rule 12g3-2(b), we are required to furnish to you information made public, filed with the Hong Kong Stock Exchange, the London Stock Exchange and the Berlin Stock Exchange or sent to security holders promptly after such information becomes available. Accordingly, we enclose herewith a copy of an Announcement regarding the "Waiver from compliance with rule 3.24 of listing rules" dated February 2, 2005.

The enclosed announcement will also be published on two Hong Kong newspapers, namely the <South China Morning Post > in English, and the <Hong Kong Economic Times> in Chinese on February 3, 2005.

Thank you for your attention.

Sincerely yours,

Dlw 2/22

Fiona Sze
Executive Assistant
Zhejiang Expressway Co., Ltd.

Cc: Ms. Gigi Lau / Ms. Sherry Lai – Herbert Smith, (852) 2845 9099



浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0576)

WAIVER FROM COMPLIANCE WITH RULE 3.24 OF LISTING RULES

The Company has applied for, and the Stock Exchange has granted, a conditional waiver from the strict compliance with Rule 3.24 of the Listing Rules in relation to the appointment of a qualified accountant to the Company.

The announcement is made at the request of the Stock Exchange of Hong Kong Limited (the "Stock Exchange").

Pursuant to Rule 3.24 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), Zhejiang Expressway Co., Ltd. (the "Company") must employ a qualified accountant (the "Qualified Accountant") on a full-time basis who, among other things, must be a qualified accountant and a fellow or associate member of Hong Kong Society of Accountants (now known as Hong Kong Institute of Certified Public Accountants ("HKICPA")) or a similar body of accountants recognized by HKICPA for the purpose of granting exemptions from the examination requirement for membership of HKICPA.

Mr. Wu Jun Yi ("Mr. Wu"), being a member of the senior management team of the Company, is able to meet all the requirements as set out in Rule 3.24 of the Listing Rules, save for being a fellow or associate member of HKICPA or a similar body of accountants recognized by HKICPA. The Company has engaged Cazenove Asia Limited ("Cazenove") to provide, among others, assistance to Mr. Wu for the period of 1 year so as to discharge his duties as the Qualified Accountant. Cazenove has nominated Mr. Jamie Cheung ("Mr. Cheung"), a Certified Practising Accountant of CPA Australia (formerly known as Australian Society of Certified Practising Accountants), and Mr. Yiu-Ting Tsoi ("Mr. Tsoi"), an associate member of the Association of Chartered Certified Accountants, to assist Mr. Wu.

In respect of the above, the Company has applied for, and the Stock Exchange has granted, a conditional waiver from strict compliance with Rule 3.24 of the Listing Rules for a period of 1 year ceasing either on 23 January 2006, being 1 year from the date of the waiver granted by the Stock Exchange, the date the engagement contract ends between the Company and Cazenove, or once Mr. Cheung or Mr. Tsoi is no longer able to assist Mr. Wu, whichever is the earlier.

In either of the situation mentioned, the Company will immediately inform the Stock Exchange and take remedial steps to comply with Rule 3.24 of the Listing Rules.

By Order of the Board
Zhang Jingzhong
Company Secretary

Hangzhou, 2 February 2005

As at the date of this announcement, the executive directors of the Company are: Messrs. Geng Xiaoping, Fang Yunti, Zhang Jingzhong and Xuan Daoguang; the non-executive directors are: Messrs. Zhang Luyun and Zhang Yang; and the independent non-executive directors are: Messrs. Tung Chee Chen, Zhang Junsheng and Zhang Liping.